UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IXYS Corporation

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

46600W-10-6

(CUSIP Number)

E. Barry Lyon

Assistant Secretary

ABB Holdings Inc.

P.O. Box 5308

501 Merritt 7

Norwalk, CT 06856

Telephone:  (203) 750-2326

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46600W-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asea Brown Boveri Atkiengesellschaft

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Share exchange pursuant to a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
ABB Holdings Inc. as successor entity to Asea Brown Boveri Inc. which merged with and into ABB Holdings Inc. as of December 31, 2004.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Share exchange pursuant to a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ABB Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Share exchange pursuant to a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

ABB Ltd. (“ABB Ltd.”), Asea Brown Boveri Atkiengesellschaft (“ABB AG”) and ABB Holdings Inc. (“ABB Inc.” and together with ABB Ltd. and ABB AG, the “Reporting Group”) hereby collectively amend their statement on Schedule 13D/A (Amendment No. 3) filed with the Securities and Exchange Commission on November 26, 2003 with respect to the Common Stock (the “Common Stock”) of IXYS Corporation.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

On December 14, 2004, 5,161,046 shares of Common Stock held by ABB AG were sold at $9.00 per share, after which the Reporting Group no longer owns any shares of Common Stock.  This is the Reporting Group’s final amendment to the Schedule 13D and is an exit filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Agreement of ABB AG, ABB Inc. and ABB Ltd. to file Amendment #4 to Schedule 13D jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 13, 2005

ASEA BROWN BOVERI ATKIENGESELLSCHAFT

By:	/S/ E. Barry Lyon

Name / Title: Authorized Representative

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2005

ABB HOLDINGS INC.

By:	/S/ E. Barry Lyon

Name / Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2005

ABB LTD.

By:	/S/ E. Barry Lyon

Name / Title: Authorized Representative